Exhibit 99.1

Enzymotec Ltd. Reports Second Quarter 2017 Unaudited Financial Results

Record INFAT® Net Revenues of $13.3 Million (Proportionate Consolidation Method)

Generated Strong Cash Flow from Operations of $2.9 Million

Inventory Write-Off of $3.3 Million

MIGDAL HA'EMEQ, Israel, August 16, 2017 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights

•	Net revenues increased 10.9% and 8.5% to $13.0 million, compared to the second quarter of 2016 and the first quarter of 2017, respectively.

•
Net revenues (utilizing the proportionate consolidation method that is used for segment reporting) increased 30.9% and 14.7% to $19.6 million, compared to the second quarter of 2016 and the first quarter of 2017, respectively.

•	Gross margin decreased to 50.2%, compared to 70.0% and 70.2% in the second quarter of 2016 and the first quarter of 2017, respectively, primarily due to an inventory write-off of $3.3 million.

•	Selling and marketing expenses remained stable at $4.9 million compared to the second quarter of 2016 and increased 6.0% compared to the first quarter of 2017.

•
Adjusted EBITDA* amounted to $(0.8) million, compared to $1.6 million in the second quarter of 2016 and $1.5 million in the first quarter of 2017. Adjusted EBITDA* for this quarter includes a $3.3 million inventory write-off.

•
Net loss amounted to $(2.3) million, or $(0.10) per diluted share, compared to net income of $0.2 million, or $0.01 per diluted share in the second quarter of 2016 and net income of $25,000, or $0.00 per diluted share in the first quarter of 2017. Net income for this quarter includes a $3.3 million inventory write-off.

•
Non-GAAP net loss* amounted to $(1.5) million, or $(0.06) per diluted share, compared to non-GAAP net income* of $0.8 million, or $0.04 per diluted share in the second quarter of 2016 and non-GAAP net income* of $0.8 million, or $0.03 per diluted share in the first quarter of 2017. Non-GAAP net income* for this quarter includes a $3.3 million inventory write-off.

* A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

•
Strong second quarter revenues driven by record INFAT® revenues of $13.3 million (proportionate consolidation method), representing a 103.5% increase over the corresponding quarter last year and 31.2% sequentially.

•	Results for the second quarter of 2017 were impacted by an inventory write-off of $3.3 million resulting from additional obsolescence.

•	Strong cash flow from operations amounting to $2.9 million in the second quarter of 2017.

•	Appointed Dror Israel as Chief Financial Officer and Michelle Cuccia as Vice President, Marketing and Chief Executive Officer of VAYA. Rob Crim, Chief Executive Officer of VAYA, to step down.

“We are very pleased by the strong revenues this quarter led by INFAT® sales, which demonstrates the strength of the brand as we seek to increase INFAT®’s penetration of the global market through Advanced Lipids. With the Company’s new leadership team, we are working diligently to reinforce our foundation with a renewed growth strategy as a specialty nutrition company for human health. We are pleased to present this strategy with a view to increasing market share, expanding our geographic presence, introducing new specialty products, and conducting selective business development initiatives while leveraging our R&D capabilities and strong balance sheet,” said Erez Israeli, Enzymotec’s President and Chief Executive Officer.

Mr. Israeli continued, “During the second quarter of 2017, we recorded a $3.3 million inventory write-off due to a focus on generating higher returns from our materials, as well as from obsolescence and market trends and conditions. We also recognize the challenges facing VAYA and are working diligently under new leadership to transform VAYA and improve its economies of scale by leveraging the sales force with more products in additional marketing channels and platforms.”

Second Quarter 2017 Results

For the second quarter of 2017, net revenues increased 10.9% to $13.0 million, from $11.7 million in the second quarter of 2016. For the second quarter of 2017, based on the proportionate consolidation method that we use for segment reporting, net revenues increased 30.9% to $19.6 million, from $15.0 million in the second quarter of 2016. The increase was primarily due to an increase of $6.8 million in sales of INFAT®, partially offset by a decrease of $1.1 million in sales of krill products, a decrease of $0.7 million in sales of PS products and a decrease of $0.3 million in sales of VAYA products. We believe the increase of our INFAT® sales was due to a combination of robust customer demand, as well as customer inventory increases as manufacturers prepare new formulas to meet new regulatory requirements in China. The decrease in sales of VAYA products was a primarily a result of changing our VAYA Direct vendor which led to an estimated loss of $0.5 million in sales during the second quarter of 2017.

Gross margin for the second quarter of 2017 decreased to 50.2%, compared to 70.0% and 70.2% in the second quarter of 2016 and the first quarter of 2017, respectively. The decrease is primarily due to an inventory write-off of $3.3 million partially offset by increases due to improved product mix. Of this write-off, the majority stemmed from a recent determination that salvaging certain inventory would no longer yield sufficient returns, particularly in light of krill market trends, and the balance of the write-off mainly related to obsolescence, certain damaging events (such as contamination, oxidation, decomposition), quality concerns and regulatory issues, U.S. import constraints, as well as the impact of certain accreditation as standards leading to lower demand for some of our products. Our inventory remains relatively high compared to our manufacturing needs, and is difficult to manage and sensitive to adverse processes or events. In addition, our ability to use it remains subject to other external factors, such as market and regulatory trends (including actions by the Israeli Ministry of Health and U.S. FDA), and import constraints.

Research and development expenses for the second quarter of 2017 increased 19.2% to $2.2 million, from $1.8 million in the second quarter of 2016, primarily due to an increase of $0.2 million in salaries and related expenses, but decreased slightly when compared to the first quarter of 2017.

Selling and marketing expenses for the second quarter of 2017 remained stable at $4.9 million compared to the second quarter of 2016, and increased 6.0% from $4.6 million in the first quarter of 2017. The increase was primarily related to increased cost of operations of the VAYA on-line channel of $0.2 million.

General and administrative expenses for the second quarter of 2017 increased 58.3% to $2.2 million from $1.4 million in the second quarter of 2016, primarily due to an increase of $0.4 million in salaries and related expenses mainly due to the CEO recruitment and overlap period and an increase of $0.2 million in FDA-related costs, as well as $0.2 million in litigation-related expenses in VAYA.

Net loss for the second quarter of 2017 amounted to $(2.3) million, or $(0.10) per diluted share, compared to net income of $0.2 million, or $0.01 per diluted share, in the second quarter of last year. Net income for this quarter includes the $3.3 million inventory write-off.

Non-GAAP net loss for the second quarter of 2017 amounted to $(1.5) million, or $(0.06) per diluted share, from $0.8 million, or $0.04 per diluted share, in the second quarter of 2016. Non-GAAP net income for this quarter includes the $3.3 million inventory write-off. A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Adjusted EBITDA for the second quarter of 2017 amounted to $(0.8) million compared to $1.6 million in the second quarter of 2016. The decrease was driven by a decrease of $1.1 million in the Adjusted EBITDA of the Nutrition segment (as a result of the inventory write-off and increased operational expenses partially offset by increased revenues) and by a decrease of $1.3 million in the Adjusted EBITDA of the VAYA segment (as a result of increased operating expenses and decreased revenues). Adjusted EBITDA* for this quarter includes the $3.3 million inventory write-off. A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Set forth below is segment information for the three months ended June 30, 2017 and 2016 (unaudited):

	Three Months Ended June 30, 2017
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$16,542	$3,058	$19,600	$(6,583)	$13,017
Cost of revenues(2)	11,831	883	12,714	(6,279)	6,435
Gross profit(2)	4,711	2,175	6,886	(304)	6,582
Operating expenses(2)	3,011	5,401	8,412	—	8,412
Depreciation and amortization	632	141	773
Adjusted EBITDA(3)	$2,332	$(3,085)	$(753)

	Three Months Ended June 30, 2016
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$11,591	$3,379	$14,970	$(3,236)	$11,734
Cost of revenues(2)	5,959	629	6,588	(3,107)	3,481
Gross profit(2)	5,632	2,750	8,382	(129)	8,253
Operating expenses(2)	2,753	4,694	7,447	—	7,447
Depreciation and amortization	555	107	662
Adjusted EBITDA(3)	$3,434	$(1,837)	$1,597
___________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of Adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Six Months Results

For the six months ended June 30, 2017, net revenues decreased 2.7% to $25.0 million, from $25.7 million for the same period last year. For the six months ended June 30, 2017, based on the proportionate consolidation method that we use for segment reporting, net revenues increased 14.2% to $36.7 million, from $32.1 million for the same period last year. The increase was primarily due to an increase of $9.6 million in sales of INFAT® products (proportionate consolidation method), partially offset by a decrease of $3.0 million in sales of krill products, a decrease of $1.1 million in sales of PS products and a decrease of $0.7 million in sales of VAYA products.

Gross margin for the six months ended June 30, 2017, decreased to 59.8%, from 68.3% for the same period last year, primarily due to the inventory write-off of $3.3 million in the second quarter of 2017 partially offset by an improved product mix.

Research and development expenses for the six months ended June 30, 2017, increased 18.3% to $4.4 million, from $3.7 million for the same period last year, primarily due to an increase of $0.3 million in salaries and related expenses and an increase of $0.2 million in expenses related to the VAYA clinical trials.

Selling and marketing expenses for the six months ended June 30, 2017, increased 2.8% to $9.5 million, from $9.2 million for the same period last year.

General and administrative expenses for the six months ended June 30, 2017, increased 26.4% to $4.0 million, from $3.1 million for the same period last year, primarily due to an increase of $0.6 million in salaries and related expenses and an increase of $0.2 million in FDA-related costs as well as $0.2 million in litigation related expenses in VAYA.

Net loss for the six months ended June 30, 2017, amounted to $(2.3) million, or $(0.10) per diluted share, compared to net income of $1.6 million, or $0.07 per diluted share, for the same period last year.

Non-GAAP net loss for the six months ended June 30, 2017, amounted to $(0.7) million, or $(0.03) per diluted share compared to non-GAAP net income of $2.9 million, or $0.12 per diluted share for the same period last year. A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Adjusted EBITDA for the six months ended June 30, 2017, decreased 83.1% to $0.7 million, from $4.3 million for the same period in the prior year. A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Set forth below is segment information for the six months ended June 30, 2017 and 2016 (unaudited):

	Six Months Ended June 30, 2017
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$30,873	$5,816	$36,689	$(11,674)	$25,015
Cost of revenues(2)	19,681	1,437	21,118	(11,145)	9,973
Gross profit(2)	11,192	4,379	15,571	(529)	15,042
Operating expenses(2)	6,065	10,253	16,318		16,318
Depreciation and amortization	1,191	288	1,479
Adjusted EBITDA(3)	$6,318	$(5,586)	$732

	Six Months Ended June 30, 2016
	Nutrition Segment	VAYA Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$25,613	$6,503	$32,116	$(6,416)	$25,700
Cost of revenues(2)	13,097	1,170	14,267	(6,190)	8,077
Gross profit(2)	12,516	5,333	17,849	(226)	17,623
Operating expenses(2)	6,045	8,776	14,821		14,821
Depreciation and amortization	1,122	188	1,310
Adjusted EBITDA(3)	$7,593	$(3,255)	$4,338
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

The Company accounts for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, utilizing the equity method of accounting as required by U.S. GAAP. We recognize two sources of income from the JV arrangement. First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final INFAT® product by AL to its customers. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus an agreed-upon margin defined in the joint venture agreement. For the three-month periods ended June 30, 2017 and 2016, sales of enzymes to the joint venture partner amounted to $6.7 million and $3.3 million, respectively. For the six-month periods ended June 30, 2017 and 2016, sales of enzymes to the joint venture partner amounted to $11.8 million and $7.5 million, respectively. Second, we also record our share of Advanced Lipids profits under the equity method of accounting. The Advanced Lipids profits that are shared between us and AAK are the profits that Advanced Lipids earns for its distribution activity.

For purposes of segment reporting, we account for the arrangement with AAK and the results of operations of Advanced Lipids using the proportionate consolidation method. Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of Advanced Lipids and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method.

Balance Sheet and Liquidity Data

As of June 30, 2017, we had $76.3 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities (compared to $75.7 million as of December 31, 2016), $25.9 million in other working capital items (compared to $29.5 million as of December 31, 2016) and no debt. The decrease in other working capital is mainly due to the $3.3 million inventory write-off in the second quarter of 2017.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. ET to discuss the financial results for the second quarter of 2017. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code #54908799 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/fsb2hqfy and will be archived online within one hour of its completion.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; new Chinese regulations relating to infant formula came into force on October 2016 and others are constantly evaluated, affecting the ability of our customers to market infant nutrition products containing INFAT®, which could adversely affect our revenues and results of operations; we rely on our Swedish joint venture partner to manufacture INFAT®; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; our inventories include sensitive compounds which may face spoilage or obsolescence; our inventory remains relatively high compared to our manufacturing needs, difficult to manage and sensitive to adverse processes or events and, in addition, our ability to manage it remains subject to other external factors such as market trends, regulatory and import constraints as well as certain damaging events, quality concerns and regulatory issues, U.S. import constraints and certain accreditation needs, all of which may have an adverse effect on our profitability; a significant portion of the sales of our INFAT® product is to a small number of customers and if such customers were to suffer financially or reduce their use of INFAT® our business could be materially adversely affected; variations in the cost of raw materials for the production of our products may have a material adverse effect on our business, financial condition and results of operations; our offering of products as "medical foods" may be challenged by regulatory authorities; the outcome of the Company's discussions with the FDA relating to the Import Alert; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are dependent on a single facility that houses the majority of our operations, and disruptions at this facility could negatively affect our business, financial condition and operations; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products and if we cannot secure sufficient supply sources at competitive prices or need to utilize a greater percentage of frozen krill than anticipated with current inventory levels, our gross profits from the sale of krill oil will be adversely affected; we anticipate that the markets in which we participate will become more competitive due in part to business combinations among existing competitors, the arrival of new competitors and technological developments; our results are subject to quarterly fluctuations; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia, and any infringement of intellectual property of others could require us to pay royalties; unfavorable publicity or consumer perception of our products, such as krill oil, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; our ability to obtain krill may be affected by conservation regulation or initiatives; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; if we are unable to maintain manufacturing efficiency and quality and meet our customers’ needs, our financial performance could be adversely affected; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; our dependence on international sales, which expose us to risks associated with the business environment in those countries; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by excluding potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both Adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business. Because Adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses Adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors. Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as substitutes for, but rather as supplements to, net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider Adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated (unaudited):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
Reconciliation of Adjusted EBITDA to net income (loss):
Adjusted EBITDA	$(753)	$1,597	$732	$4,338
Accounting for joint venture	(304)	(129)	(529)	(226)
Depreciation and amortization	(773)	(662)	(1,479)	(1,310)
Share-based compensation expenses	(822)	(648)	(1,563)	(1,295)
Operating income (loss)	(2,652)	158	(2,839)	1,507
Financial income - net	(237)	(64)	(390)	(218)
Income (loss) before taxes on income	(2,415)	222	(2,449)	1,725
Taxes on income	(112)	(127)	(228)	(253)
Share in profits of equity investee	222	78	397	149
GAAP net income (loss)	$(2,305)	$173	$(2,280)	$1,621

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	U.S. dollars in thousands
Reconciliation of non-GAAP net income (loss) to GAAP net income (loss):
Non-GAAP net income (loss)	$(1,483)	$821	$(717)	$2,916
Share-based compensation expenses	(822)	(648)	(1,563)	(1,295)
GAAP net income (loss)	$(2,305)	$173	$(2,280)	$1,621

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	U.S. dollars
Reconciliation of non-GAAP diluted earnings (loss) per share to GAAP diluted earnings (loss) per share:
Non-GAAP diluted earnings (loss) per share	$(0.06)	$0.04	$(0.03)	$0.12
Share-based compensation expenses	(0.04)	(0.03)	(0.07)	(0.05)
GAAP diluted earnings (loss) per share	$(0.10)	$0.01	$(0.10)	$0.07

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	U.S. dollars in thousands (except per share data)
NET REVENUES	$13,017	$11,734	$25,015	$25,700
COST OF REVENUES *	6,477	3,521	10,052	8,157
GROSS PROFIT	6,540	8,213	14,963	17,543
OPERATING EXPENSES:
Research and development – net *	2,150	1,803	4,381	3,702
Selling and marketing *	4,865	4,877	9,453	9,194
General and administrative *	2,177	1,375	3,968	3,140
Total operating expenses	9,192	8,055	17,802	16,036
OPERATING INCOME (LOSS)	(2,652)	158	(2,839)	1,507
FINANCIAL INCOME – net	237	64	390	218
INCOME (LOSS) BEFORE TAXES ON INCOME	(2,415)	222	(2,449)	1,725
TAXES ON INCOME	(112)	(127)	(228)	(253)
SHARE IN PROFITS OF EQUITY INVESTEE	222	78	397	149
NET INCOME (LOSS)	$(2,305)	$173	$(2,280)	$1,621
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$114	$(56)	$147	$11
Unrealized gain on marketable securities	102	81	202	237
Cash flow hedge	(748)	8	(894)	(59)
Total comprehensive income (loss)	$(2,837)	$206	$(2,825)	$1,810
EARNINGS (LOSS) PER SHARE:
Basic	$(0.10)	$0.01	$(0.10)	$0.07
Diluted	$(0.10)	$0.01	$(0.10)	$0.07
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	22,949,802	22,719,323	22,924,658	22,695,313
Diluted	22,949,802	23,370,631	22,924,658	23,371,992
* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$42	$40	$79	$80
Research and development - net	118	99	219	198
Selling and marketing	260	214	480	427
General and administrative	402	295	785	590
	$822	$648	$1,563	$1,295

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	June 30	December 31
	2017	2016
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,770	$7,581
Short-term bank deposits and marketable securities	29,805	34,934
Accounts receivable:
Trade	11,562	10,038
Other	2,052	2,027
Inventories	23,094	26,331
Total current assets	74,283	80,911
NON-CURRENT ASSETS:
Investment in equity investee	2,258	1,715
Marketable securities	38,747	33,152
Intangibles, long-term deposits and other	2,545	1,027
Funds in respect of retirement benefits obligation	1,195	1,136
Total non-current assets	44,745	37,030
PROPERTY, PLANT AND EQUIPMENT:
Cost	43,796	42,673
L e s s - accumulated depreciation and amortization	15,016	13,665
	28,780	29,008
Total assets	$147,808	$146,949
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$4,660	$5,126
Other	6,195	3,803
Total current liabilities	10,855	8,929
LONG-TERM LIABILITY -
Retirement benefits obligation	1,532	1,420
Total liabilities	12,387	10,349
SHAREHOLDERS' EQUITY:
Ordinary shares	58	58
Additional paid-in capital	128,660	127,014
Accumulated other comprehensive loss	(981)	(436)
Retained earnings	7,684	9,964
Total shareholders' equity	135,421	136,600
Total liabilities and shareholders' equity	$147,808	$146,949

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30
	2017	2016
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(2,280)	$1,621
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,479	1,310
Share in profits of equity investee	(397)	(149)
Share-based compensation expense	1,563	1,295
Change in inventories (including write-off of $3.3 million)	3,237	(4,703)
Change in accounts receivable and other	(2,397)	1,759
Change in accounts payable and accruals	1,808	631
Change in other non-current assets	69	(21)
Change in retirement benefits obligation	116	153
Net cash provided by operating activities	3,198	1,896
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangibles	(2,638)	(924)
Investment in bank deposits and marketable securities	(23,217)	(23,384)
Changes in long-term deposits	(31)	20
Proceeds from sale of marketable securities	22,857	10,771
Proceeds from disposal of an equity investee		64
Change in funds in respect of retirement benefits obligation	(63)	(57)
Net cash used in investing activities	(3,092)	(13,510)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options by employees	83	32
Net cash provided by financing activities	83	32
NET CHANGE IN CASH AND CASH EQUIVALENTS	189	(11,582)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	7,581	21,987
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$7,770	$10,405

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Alexander Lobo
Phone: 646-536-7035 / 7037
tbui@theruthgroup.com
 alobo@theruthgroup.com